EXHIBIT 99.16

LAMAQUE PROJECT, QUÉBEC, CANADA
TECHNICAL REPORT

CERTIFICATE OF QUALIFIED PERSON

David Sutherland, P. Eng.

1188 Bentall 5, 550 Burrard St.

Vancouver, BC

Tel: (604) 601-6658

Fax: (604) 687-4026

Email: david.sutherland@eldoradogold.com

I, David Sutherland, am a Professional Engineer, employed as Project Manager, of Eldorado Gold Corporation located at 1188 Bentall 5, 550 Burrard St., Vancouver in the Province of British Columbia.

This certificate applies to the technical report entitled Technical Report, Lamaque Project, Quebec, with an effective date of December 31st , 2021.

I am a member of the Engineers & Geoscientists of British Columbia.  I graduated from the Lakehead University with a Bachelor of Science (Physics) in 2003 and a Bachelor of Engineering (Mechanical) in 2005.

I have practiced my profession continuously since 2005 and have worked on engineering, procurement and construction projects in Canada, Turkey and Greece for gold extraction plants as well as assisting with operations. I have worked on numerous feasibility studies for gold and copper extraction projects. Prior to being a professional engineer I worked for 15 years performing design, construction and maintenance work for industrial facilities.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I have visited the Lamaque Project on numerous occasions with my most recent visit occurring on November 8th  to November 10th , 2021.

I am responsible for items 1, 2, 3, 19, 21, 22, 25, and 26 in the technical report, co-author of items 5, 18, and 24.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and the items for which I am responsible in this report entitled, Technical Report, Technical Report, Lamaque Project, Quebec,, with an effective date of December 31st , 2021, has been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading

Dated at Vancouver, British Columbia, this 31st day of March, 2022.

“Signed and Sealed”

David Sutherland

David Sutherland, P. Eng.

2021 Final Report